Filed by Wejo Group Limited

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Virtuoso Acquisition Corp.

SEC File No.: 001-39913

Date: September 28, 2021

Wejo Launches Wejo Studio, Enabling Access to Connected Vehicle Data Anytime, Anywhere

Wejo Studio democratizes Big Data, making it simpler and easier for all types of organizations and users to derive insights from connected vehicles

Manchester, England – Sept. 28, 2021 – Today at MOVE America, Wejo Limited (“Wejo”), a global leader in connected vehicle data (CVD), unveiled Wejo Studio, a web-based SaaS platform that analyzes data from millions of connected vehicles and translates billions of data points in near real-time into game-changing traffic and journey insights for all business users to leverage. Organizations—from public sector transportation departments to real estate companies to fleet and logistics companies and beyond—can unlock a deeper understanding of mobility trends, enabling them to make smarter decisions faster, innovate and solve problems more effectively.

Organizations understand the value of CVD in transforming the way we live, work, and travel: CVD improves street safety, makes cities more livable and sustainable, creates new revenue streams for retailers and provides better personal transportation experiences for drivers. However, the complexity and volume of CVD can make it overwhelming and costly for some organizations to manipulate, manage and gain specific insights — hindering them from getting value from CVD.

Now, with Wejo Studio, organizations can gain insights and unlock the powerful value from CVD easily and without the cost of managing big data or required technical capabilities. Wejo is continually expanding the ways it allows access to insights queries that run over such a large and complex data asset. Wejo Studio’s model aligns with those plans, providing insights to customers rather than the source data itself. It offers standardized traffic and journey visualizations across several themes tailored toward a broad range of different industries and use cases, including the following Insights Products:

•	Intersection Performance: Help traffic planners quickly understand how drivers move through intersections; visualize turning movement counts, turning movement ratios and peak-hours, filtering by time and day.

•	Origin/Destination: Determine travel patterns of drivers by visualizing journeys from start to finish across cities, counties and states; filter by zip code and vehicle type to understand journey trends by time and location.

•	Points of Interest: Using specific points of interest, whether stores, offices, stations or charge points to help retailers, property managers and service providers understand where drivers’ travel from, how long they stay at the POI and where they go when they leave.

•	Waypoints: Select roads, public infrastructure, billboards or other waypoints that vehicles may pass by to make better decisions on road management, traffic planning or marketing communications by identifying the type of vehicles and the approximate start and end of their journeys.

•	Historical Traffic Patterns: Identify congestion bottlenecks, see how vehicle density varies through time, understand average driving speed and travel times and get a good understanding of mobility pain points across the road network.

Intersection Performance and Origin-Destination are the first two Wejo Studio Insights Products available to customers. Additional Wejo Studio Insights Products will be enriched over the coming months.

“We heard loud and clear from customers in many sectors that they saw the tremendous value in CVD but didn’t have a cost-effective and efficient way to harness its power. We’re thrilled to offer a solution, Wejo Studio, so CVD is democratized to all our customers,” said Richard Barlow, founder & CEO, Wejo. “Wejo is leading the mobility revolution, transforming the way we live, work and travel.”

“We’ve long been privy to inferences stemming from other data sources but never able to accurately test the truth of our findings through the power of connected vehicle data,” said Frank Perry, senior traffic project manager for GHD, a global professional services company that leads through engineering, construction and architectural expertise. “With Wejo Studio, we can directly tap into the tremendous data insights it provides and understand first-hand the big picture of what’s happening within the areas we serve.”

This news comes on the heels of growing interest in connected vehicle data and promise for its applications across sectors. Microsoft, Palantir Technologies, Sompo Holdings and General Motors have all become or agreed to become strategic investors in Wejo in connection with Wejo’s pending business combination with Virtuoso Acquisition Corp. (NASDAQ:VOSO) expected to close later this year.

For more on Wejo, please visit its website: www.wejo.com.

About Wejo

Wejo is a global leader in connected vehicle data, revolutionizing the way we live, work and travel by transforming and interpreting historic and real-time vehicle data. The company enables smarter mobility by organizing trillions of data points from over 11 million vehicles and more than 48 billion journeys globally, across multiple brands, makes and models, and then standardizing and enhancing those streams of data on a vast scale. Wejo partners with ethical, like-minded companies and organizations to turn that data into insights that unlock value for consumers. With the most comprehensive and trusted data, information and intelligence, Wejo is creating a smarter, safer, more sustainable world for all. Founded in 2014, Wejo employs more than 200 people and has offices in Manchester in the UK and and in regions where Wejo does business around the world.” For more information, visit: www.wejo.com.

Forward Looking Statements.

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Virtuoso Acquisition Corp.’s (“Virtuoso”) and Wejo Limited’s, a private limited company incorporated under the laws of England and Wales with company number 08813730 (“Wejo”) actual results may differ from their expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Virtuoso’s and Wejo’s expectations with respect to future performance and anticipated financial impacts of the proposed business combination, the satisfaction or waiver of the closing conditions to the proposed business combination, and the timing of the completion of the proposed business combination.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially, and potentially adversely, from those expressed or implied in the forward-looking statements. Most of these factors are outside Virtuoso’s and Wejo’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (i) the occurrence of any event, change, or other circumstances that could give rise to the termination of the Agreement and Plan of Merger (the “Merger Agreement”); (ii) the outcome of any legal proceedings that may be instituted against Virtuoso, Wejo Group Limited, a company incorporated under the laws of Bermuda (the “Company”) and/or Wejo following the announcement of the Merger Agreement and the transactions contemplated therein; (iii) the inability to complete the proposed business combination, including due to failure to obtain approval of the stockholders of Virtuoso, certain regulatory approvals, or the satisfaction of other conditions to closing in the Merger Agreement; (iv) the occurrence of any event, change, or other circumstance that could give rise to the termination of the Merger Agreement or could otherwise cause the transaction to fail to close; (v) the impact of the COVID-19 pandemic on Wejo’s business and/or the ability of the parties to complete the proposed business combination; (vi) the inability to obtain or maintain the listing of the Company’s common shares on the Nasdaq Stock Market following the proposed business combination; (vii) the risk that the proposed business combination disrupts current plans and operations as a result of the announcement and consummation of the proposed business combination; (viii) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of Wejo to grow and manage growth profitably, and retain its key employees; (ix) costs related to the proposed business combination; (x) changes in applicable laws or regulations; and (xi) the possibility that Wejo, Virtuoso or the Company may be adversely affected by other economic, business, and/or competitive factors. The foregoing list of factors is not exclusive. Additional information concerning certain of these and other risk factors is contained in Virtuoso’s most recent filings with the SEC and is contained in the Company’s preliminary Form S-4 (the “Form S-4”), which was filed on July 16, 2021 (as amended on September 7, 2021), including the preliminary proxy statement/prospectus expected to be filed in connection with the proposed business combination. All subsequent written and oral forward-looking statements concerning Virtuoso, Wejo or the Company, the transactions described herein or other matters and attributable to Virtuoso, the Company or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Each of Virtuoso, Wejo and the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with respect thereto or any change in events, conditions, or circumstances on which any statement is based, except as required by law.

In addition to as noted above, this press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements may relate to, but are not limited to, Palantir’s expectations regarding the partnership and the contract, as well as the expected benefits of Palantir’s software platforms. Forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified. Forward-looking statements are based on information available at the time those statements are made and were based on current expectations as well as the beliefs and assumptions of Palantir’s management as of that time with respect to future events. Additional information regarding these and other risks and uncertainties is included in the filings Palantir makes with the Securities and Exchange Commission from time to time. Except as required by law, Palantir does not undertake any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments, or otherwise.

No Offer or Solicitation.

This communication is not a proxy statement or solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Virtuoso, the Company or Wejo, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom.

Important Information About the Proposed Business Combination and Where to Find It.

In connection with the proposed business combination, a preliminary registration statement on Form S-4 was filed by the Company with the SEC on July 16, 2021 (as amended on September 7, 2021). The Form S-4 included preliminary proxy statements to be distributed to holders of Virtuoso’s common stock in connection with Virtuoso’s solicitation for proxies for the vote by Virtuoso’s stockholders in connection with the proposed business combination and other matters as described in the Form S-4, as well as a prospectus of the Company relating to the offer of the securities to be issued in connection with the completion of the business combination. Virtuoso, Wejo and the Company urge investors, stockholders and other interested persons to read the Form S-4, including the proxy statement/prospectus incorporated by reference therein, as well as other documents filed with the SEC in connection with the proposed business combination, as these materials contain important information about Wejo, Virtuoso, and the proposed business combination. Such persons can also read Virtuoso’s final prospectus dated January 21, 2021 (SEC File No. 333-251781), for a description of the security holdings of Virtuoso’s officers and directors and their respective interests as security holders in the consummation of the proposed business combination. After the Form S-4 has been declared effective, the definitive proxy statement/prospectus will be mailed to Virtuoso’s stockholders as of a record date to be established for voting on the proposed business combination. Stockholders will also be able to obtain copies of such documents, without charge, at the SEC’s website at www.sec.gov, or by directing a request to: Virtuoso Acquisition Corp., 180 Post Road East, Westport, CT 06880, or (203) 227-1978. These documents can also be obtained, without charge, at the SEC’s web site (http://www.sec.gov).

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation.

Virtuoso, Wejo, the Company and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Virtuoso’s stockholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Virtuoso’s directors and executive officers in Virtuoso’s final prospectus dated January 21, 2021 (SEC File No. 333-251781), which was filed with the SEC on January 26, 2021. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of Virtuoso’s stockholders in connection with the proposed business combination will be set forth in the proxy statement/prospectus for the proposed business combination when available. Information concerning the interests of Virtuoso’s and Wejo’s participants in the solicitation, which may, in some cases, be different than those of Virtuoso’s and Wejo’s equity holders generally, will be set forth in the proxy statement/prospectus relating to the proposed business combination when it becomes available.

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Contacts

Nick Goode

Wejo

Nick.Goode@wejo.com

Wejo Investor Relations

Idalia Rodriguez

Arbor Advisory Group

investor.relations@wejo.com

Media Contact

Allison Webster

V2 Communications

wejo@v2comms.com